EXHIBIT 4.13B

SECOND AMENDMENT TO LOAN AGREEMENT

THIS SECOND AMENDMENT TO LOAN AGREEMENT (this "Amendment") is made as of the 31st day of October, 2000, by and between **ASSOCIATED ESTATES REALTY CORPORATION**, an Ohio corporation having an address at 5025 Swetland Court, Cleveland, Ohio 44143 ("Borrower") and **NATIONAL CITY B**ANK, a national banking association having an address at National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484 (the "Bank").

RECITALS

A.   Borrower and the Bank are parties to a Loan Agreement, originally dated November 15, 1999, amended by First Amendment to Loan Agreement, dated as of May 12, 2000 (as so amended, the "Loan Agreement"), pursuant to which the Bank agreed to make funds available to Borrower in the amounts and on the terms and conditions set forth therein.

B.   Borrower's obligations under the Loan Agreement are (i) evidenced by Borrower's substitute promissory note in favor of the Bank (the "Note"), dated May 12, 2000, in a principal amount not to exceed Twenty Million Dollars ($20,000,000); and (ii) secured by certain mortgages, assignments or rents and leases and other documents, instruments and agreements executed and delivered by Borrower in favor of the Bank in accordance with the requirements of the Loan Agreement, including but not limited to an Assignment of Loan Documents, executed and delivered by Borrower in favor of the Bank, also dated as of May 12, 2000, and filed for record on May 24, 2000, as Recorder's Instrument Number 200005240838 in the real property records of Cuyahoga County, Ohio. Such Assignment of Loan Documents is referred to herein as the "Assignment"; the Assignment, the Note, the Loan Agreement and the other documents, instruments and agreements evidencing or securing Borrower's obligations under the Loan Agreement are collectively referred to as the "Existing Loan Documents").

C.   Borrower has requested that the Bank extend the maturity date of the Note until October 31, 2001 and Borrower and the Bank have agreed to reduce the maximum of borrowings which may be available to Borrower to an amount not to exceed Twelve Million Dollars ($12,000,000).

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Borrower and the Bank agree as follows:

1.   Certain Defined Terms. Capitalized terms which are used but are not defined herein shall have the meanings ascribed to such terms in the Loan Agreement.

2.   Specific Amendments to the Loan Agreement. Borrower and the Bank agree that the Loan Agreement shall be amended, effective as of the date hereof (the "Effective Date") in the following specific respects:

        (a)   Section 2 of the Loan Agreement is amended by deleting therefrom the phrase "the aggregate principal amount of which shall not, under any circumstances, exceed Twenty Million Dollars ($20,000,000)" and by substituting the following phrase therefor:

> "the aggregate principal amount of which shall not, under any circumstances, exceed Twelve Million Dollars ($12,000,000)".

        (b)   The definition of "Termination Date" is hereby amended in its entirety to read as follows:

> "Termination Date" means the earlier of (i) October 31, 2001; or (ii) the date on which the entire principal balance of the indebtedness evidenced by the Note shall become due pursuant to the provisions hereof (whether by acceleration or otherwise).

        3.   <u>Conditions to Amendment</u>. The amendment to the Loan Agreement contemplated by this Amendment is subject to the satisfaction of all of the following conditions precedent:

        (a)   <u>Absence of Default</u>. No Event of Default or event which, with the passage of time or the giving of notice, or both, might mature into an Event of Default, shall have occurred and be continuing under the Loan Agreement or any other Existing Loan Document.

        (b)   <u>Warranties</u>. The representations and warranties of Borrower under the Loan Agreement and the other existing Loan Documents shall be true and correct in all material respects on and as of the Effective Date.

        (c)   <u>Other Actions</u>. The Borrower shall take such other actions and deliver to the Bank such other documents, certificates and instruments as the Bank may reasonably request to carry out the intent of this Amendment.

        (d)   <u>Legality of Transactions</u>. It shall not be unlawful (i) for the Bank to perform any of its obligations hereunder, or (ii) for the Borrower to perform any of its obligations hereunder or under any other Existing Loan Document.

        (e)   <u>Proceedings and Documents</u>. All corporate, governmental and other proceedings in connection with the transactions contemplated hereby and by the other Existing Loan Documents, and all documents and instruments incidental thereto, shall be completed and in full force and effect, and the Bank shall have received such original or certified copies of such instruments as the Bank may reasonably require.

        4.   <u>Ratification</u>. Borrower warrants and represents to the Bank that (a) immediately prior to the Effective Date, the Loan Agreement and each other Existing Loan Document is in full force and effect and has not been modified, amended or supplemented; and (b) there are no offsets or defenses to any of Borrower's obligations under the Loan Agreement or the other Existing Loan Documents, and no counterclaims which might affect any such obligations. Borrower hereby ratifies and affirms the Loan Agreement (as the same is amended hereby) and ratifies and affirms each of the Existing Loan Documents.

        5.   <u>Miscellaneous</u>.

(a)   Expenses; Indemnity. The Borrower agrees to pay all out-of-pocket expenses of the Bank in connection with the preparation, execution and delivery of this Amendment or with the closing of the transactions described herein.

(b)   Severability. Any provision of this Amendment or any of the other Loan Documents which is determined by a court of competent jurisdiction to be invalid or unenforceable shall be ineffective to the extent of determination without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(c)   Successors. This instrument shall be binding upon and inure tot he benefit of Borrower and the Bank and their respective successors and assigns. Borrower shall not assign its rights or delegate its duties hereunder without the prior written consent of the Bank.

(d)   Counterparts. This instrument may be executed in any number of counterparts, and signature pages from any counterpart may be attached to any other. All such counterparts shall together constitute a single agreement. In making proof of this Amendment, it shall not be necessary to produce or account for more than one counterpart hereof signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

NATIONAL CITY BANK

By: /s/ Gary L. Wimer

Printed Name: Gary L. Wimer

Title: Senior Vice President

(signatures continue on following page)

ASSOCIATED ESTATES REALTY CORPORATION

By: /s/ Jeffrey I. Friedman
Printed Name: Jeffrey I. Friedman

Title: Chief Executive Officer

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AMENDED AND RESTATED SUBSTITUTE PROMISSORY NOTE

$12,000,000   October 31, 2000
                                                                             Cleveland, Ohio

THIS AMENDED AND RESTATED SUBSTITUTE PROMISSORY NOTE ("Note") is made as of the date hereof by **ASSOCIATED ESTATES REALTY CORPORATION** (the "Borrower") to the order of **NATIONAL CITY BANK** (hereinafter, together with its permitted successors and assigns, called the "Bank").

This Note has been executed and delivered pursuant to a certain Second Amendment to Loan Agreement dated of even date herewith, by and between Borrower and the Bank (as so amended, the "Loan Agreement"), and is subject to the terms and conditions of the Loan Agreement, including without limitation those which pertain to the Bank's right to accelerate the maturity of the indebtedness evidenced hereby upon the terms provided therein. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Loan Agreement.

Borrower, for value received, promises to pay to the order of the Bank, at National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, in accordance with the Loan Agreement, the principal sum of TWELVE MILLION DOLLARS ($12,000,000) or so much thereof as is advanced by the Bank pursuant to the terms and provisions of the Loan Agreement, together with interest on the unpaid principal amount thereof at the rates and on the dates set forth in the Loan Agreement. All interest under this Note shall be computed on the basis of the actual number of days elapsed over a year consisting of three hundred sixty (360) days. Principal and all remaining accrued interest shall be due and payable on or before October 31, 2001, or as otherwise provided in the Loan Agreement.

The indebtedness evidenced by this Note may be prepaid in whole or in part as set forth in the Loan Agreement.

If any payment of principal or interest is not paid within five (5) days after the same shall first become due and payable, the Bank may charge and collect from Borrower a Late Charge. The Bank may charge interest on the Late Charge at the Default Interest Rate until such time as the required payment of principal and interest is paid hereunder.

If this Note is accelerated pursuant to the Loan Agreement or if an Event of Default with respect to any monetary payment under the Loan Agreement shall have occurred, and during the period in which such Event of Default is continuing, the outstanding principal and all accrued interest shall bear interest at the Default Interest Rate as set forth in the Loan Agreement.

The Borrower, for itself and for all indorsers hereof or any other party which may become liable hereunder (collectively, the "Obligors"): (i) waives presentment, demand, notice of demand, protest, notice of protest and notice of nonpayment and any other notice required to be given by law in connection with the delivery, acceptance, performance, default or enforcement of this Note, or of any indorsement or guaranty of this Note; and (ii) consents to any and all delays, extensions, renewals or other modifications of this Note or waivers of any term hereof or release or discharge by the Bank of any of Obligors or the failure to act on the part of the Bank or any indulgence shown by Bank from time to time and in one or more instances (without notice to or further assent from any of Obligors) and agrees that no such action, failure to act or failure to exercise any right or remedy, on the part of the Bank shall in any way affect or impair the obligations of any Obligors or be construed as a waiver by the Bank of, or otherwise affect, any of the Bank's rights under this Note, or under any indorsement or guaranty of this Note. The Borrower and all indorsers further agree to reimburse the Bank for all advances, charges, costs and expenses, including reasonable attorney's fees, incurred or paid in exercising any right, power or remedy conferred by this Note, or in the enforcement thereof.

Notwithstanding anything herein to the contrary, the obligations of Borrower under this Note, the

Loan Agreement or any other Loan Documents shall be subject to the limitation that payments of interest shall not be required to the extent that receipt of any such payment by the Bank would be contrary to the provisions of law limiting the maximum rate of interest that may be charged or collected by the Bank. Without limiting the generality of the foregoing, all calculations of the rate of interest contracted for, charged or received under this Note which are made for the purposes of determining whether such rate of interest exceeds the maximum rate of interest permitted by applicable law shall be made, to the extent permitted by applicable law, by amortizing, prorating, allocating and spreading, in equal parts during the period of the full stated term of this Note, all interest at any time contracted for, charged or received in connection with the indebtedness evidenced by this Note, and then to the extent that any excess remains, all such excess shall be automatically credited against and in reduction of the principal balance, and all portion of said excess which exceeds the principal balance shall be paid by the Bank to Borrower, it being the intent of the parties hereto that under no circumstances shall Borrower be required to pay any interest in excess of the highest rate permissible under applicable law.

This Amended and Restated Substitute Promissory Note amends and restates, in its entirety, that certain Substitute Promissory Note from Borrower to the Bank, dated May 12, 2000 evidencing an indebtedness in the principal amount not to exceed Twenty Million Dollars ($20,000,000). This Note is not a novation of the instrument for which it is issued in substitution, but represents instead a modification of such instrument reflecting revisions thereto which have been agreed to by Borrower and the Bank.

The provisions of this Note shall be governed by and interpreted in accordance with the laws of the State of Ohio.

AS A SPECIFICALLY BARGAINED INDUCEMENT FOR THE BANK TO EXTEND CREDIT TO BORROWER, AND AFTER HAVING THE OPPORTUNITY TO CONSULT COUNSEL, **BORROWER HEREBY EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY** IN ANY LAWSUIT OR PROCEEDINGS RELATED TO THIS NOTE OR ARISING IN ANY WAY FROM ANY INDEBTEDNESS OR OTHER TRANSACTIONS INVOLVING BANK AND THE UNDERSIGNED. **TIME IS OF THE ESSENCE IN THE PERFORMANCE OF THE OBLIGATIONS OF THIS NOTE.**

IN WITNESS WHEREOF, the undersigned has executed this Promissory Note as of the day and year set forth above.

ASSOCIATED ESTATES REALTY CORPORATION

By: /s/ Jeffrey I. Friedman
    Printed Name: Jeffrey I. Friedman
    Title: Chief Executive Officer